Contacts:

ATA Inc. Benson Tsang, CFO Phone: +86 10 6518 1122 extension 5107 Email: bensontsang@ata.net.cn	Christensen Kathy Li Phone: +1 212 618 1978 Email: kli@christensenir.com
Yuanyuan Chen Phone: +86 10 5971 2001 Email: ychen@christensenir.com

ATA Announces Unaudited Results for the First Quarter of Fiscal Year 2011

NEW YORK, August 9, 2010 — ATA Inc. (“ATA” or the “Company”, NASDAQ: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced unaudited financial results for its fiscal first quarter ended June 30, 2010 (“First Quarter 2011”).

First Quarter 2011 Highlights

•	Total net revenues increased by 6.6% year-over-year to RMB 85.0 million (US$ 12.5 million).

•	Net revenues from testing services increased by 15.1% year-over-year to RMB 73.3 million (US$ 10.8 million).

•	Gross profit decreased by 1.7% year-over-year to RMB 43.8 million (US$ 6.5 million), mainly due to a decrease in the average price of exams delivered for the China Banking Association.

•	Income from operations decreased by 27.9% year-over-year to RMB 11.2 million (US$ 1.6 million), primarily due to investments in developing our Test of English for International Communication (“TOEIC”) and HR Select businesses.

•	Net income decreased by 29.5% year-over-year to RMB 9.0million (US$ 1.3 million).

•	Net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) decreased by 26.1 % year-over-year to RMB 10.4 million (US$ 1.5 million).

Basic and diluted earnings per ADS were RMB 0.40 (US$ 0.06) for the First Quarter 2011.
Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) were RMB 0.46 (US$ 0.06). Each ADS represents two common             shares of ATA.

•	Guidance is maintained for net revenues in the range of RMB 280 million to RMB 300 million for the fiscal year ending March 31, 2011.

•	ATA delivered approximately 1.8 million tests during the First Quarter of FY2011, a decrease of 17.4% from the same period last fiscal year.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, said “Our first quarter performance shows the positive aspects of our solid testing services business and also our prudent investments to expand our two major emerging businesses, our TOEIC and HR Select businesses, which we believe have strong growth potential.

“We believe our business prospects, both for our traditional testing services as well as newer business lines, are gradually gaining momentum. For example, we have seen positive progress toward implementation of the program for testing security guards in China, which is required by a new law and sponsored by the Ministry of Public Security. We have completed the trial testing by giving the exam to about 3,000 participants in 10 cities in China in June 2010 and the feedback on the trial test was positive. The Ministry of Public Security is currently carrying out internal procedures for approval of the testing program.

“We are maintaining our previous revenue guidance range for the full fiscal year 2011, but we see a shift of testing revenues from the second quarter to the third quarter, primarily due to changes in scheduling for the securities industry tests. Therefore, compared with our normal seasonal pattern, we expect second quarter revenues to be lower and third quarter revenues to be higher than previously expected.

“Overall, we remain confident that our strategy is sound, our actions effective, and our progress aligned for a good long-term growth trend for our business. We believe our attractive results in the years ahead should create substantial value for our shareholders.”

Financial Results for the First Quarter 2011

For First Quarter 2011, net revenues were RMB 85.0 million (US$ 12.5 million), an increase of 6.6% year-over-year. The increase in net revenues was mainly driven by higher revenues from testing services.

During the First Quarter 2011, testing services net revenues were RMB 73.3 million (US$ 10.8 million), an increase of 15.1% from RMB 63.7 million in the same period last fiscal year. This increase was mainly due to tests delivered for the Securities Association of China. Net revenues from test-based educational programs were RMB 8.0 million (US$ 1.2 million) in the First Quarter 2011, a decrease of 14.1% from RMB 9.3 million in the same period last fiscal year. Test preparation and training solutions net revenues were RMB 1.2 million (US$ 0.2 million) in the First Quarter 2011, a decline of 23.3% from RMB 1.5 million in the same period last fiscal year. Other net revenues were RMB 2.6 million (US$ 0.4 million) in the First Quarter 2011, a decrease of 51.4% from RMB 5.3 million in the same period last fiscal year.

The total number of tests delivered in the First Quarter 2011 were approximately 1.8 million tests, a decrease of 17.4% year-over-year.

Gross profit was RMB 43.8 million (US$ 6.5 million) in the First Quarter 2011, a decrease of 1.7% from RMB 44.6 million in the same period last fiscal year. Gross profit margin was 51.6% in the First Quarter 2011 compared with 55.9% in the same period last fiscal year. The declines were primarily driven by the decrease in the average price of exams delivered for the China Banking Association, where original hardcopy certificate delivery services were no longer necessary as certificates were changed to electronic format.

Operating expenses were RMB 32.7 million (US$ 4.8 million) in the First Quarter 2011, an increase of 12.2% from RMB 29.1 million in the same period last fiscal year, primarily due to an increase in sales and marketing expenses. Sales and marketing expenses increased by 48.5% year-over-year to RMB 12.5 million (US$ 1.8 million) from RMB 8.4 million, primarily resulting from the increase in marketing efforts to support the expansion of our TOEIC and HR Select businesses, as well as salaries and compensation increases. Research and development expenses increased by 6.4% year-over-year to RMB 6.1 million (US$ 0.9 million) from RMB 5.8 million, primarily related to an increase in the number of employees and higher compensation. General and administrative expenses decreased by 5.9% to RMB 14.0 million (US$ 2.1 million) from RMB 14.9 million in the same period last fiscal year, primarily due to lower professional charges for the professional services.

Income from operations was RMB 11.2 million (US$ 1.6 million) in the First Quarter 2011, a decrease of 27.9% from RMB 15.5 million in the same period last fiscal year. Operating profit margin was 13.1% in the First Quarter 2011 compared with 19.4% in the same period last fiscal year.

Net income was RMB 9.0 million (US$ 1.3 million) in the First Quarter 2011, a decrease of 29.5% from RMB 12.7 million in the same period last fiscal year. Basic and diluted earnings per common share were both RMB 0.20 (US$ 0.03) in the First Quarter 2011 compared with RMB 0.28 in the same period last fiscal year. Basic and diluted earnings per ADS were both RMB 0.40 (US$ 0.06) in the First Quarter 2011 compared with RMB 0.56 in the same period last fiscal year.

Non-GAAP Measures

Net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) totaled RMB 10.4 million (US$ 1.5 million) in the First Quarter 2011 compared with RMB 14.1 million in the same period last fiscal year.

Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for the First Quarter 2011 was RMB 0.23 (US$ 0.03) compared with RMB 0.31 in the same period last fiscal year.

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for the First Quarter 2011 was RMB 0.46 (US$ 0.06) compared with RMB 0.62 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this news release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the First Quarter 2011 were 22.2 million and 22.3 million, respectively. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended June 30, 2009 were 22.5 million and 22.7 million, respectively. Each ADS represents two common shares.

ATA had 44.4 million common shares outstanding on June 30, 2010, 44.4 million common shares outstanding on March 31, 2010 and 45.7 million common shares outstanding on June 30, 2009. The decline in shares was due to ATA’s common share repurchase program.

Test centers

As of June 30, 2010, ATA had 2,002 authorized test centers located throughout China, compared with 1,988 centers as of March 31, 2010 and 1,951 centers as of June 30, 2009.

Guidance for Fiscal Second Quarter 2011 and Fiscal Year 2011

For the fiscal second quarter 2011, ending September 30, 2010, ATA expects net revenues to be in the range of RMB 24 million to RMB 28 million. Compared with ATA’s revenues of RMB 41.6 million in the fiscal second quarter 2010 ended September 30, 2009, the forecast net revenues would represent a decrease in the range of 32.7% to 42.3%. The fiscal second quarter 2011 guidance reflects delayed starts and periodic testing choices by test sponsors; for example, the Securities Association of China has decided to shift the test originally scheduled in the quarter ending September 30, 2010 to the quarter ending December 31, 2010.

For its fiscal year ending March 31, 2011, ATA continues to expect net revenues to be in the range of RMB 280 million to RMB 300 million, which would be up 14.3% to 22.4% from its net revenues in fiscal year 2010 of RMB 245.0 million.

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in ATA’s fiscal first quarter 2011 ended June 30, 2010 and for its fiscal year 2010 ended March 31, 2010 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast

ATA will host a conference call at 8:00 a.m. Eastern Daylight Time (New York) on Tuesday,
August 10, 2010, to discuss the results of its first quarter of fiscal year 2011.

Joining ATA Chairman and CEO Kevin Ma will be Walter Wang, Director and President, and Benson Tsang, Chief Financial Officer and Chief Accounting Officer.

To participate in the conference call, please dial 1-866-314-4865 about 10 minutes prior to the scheduled conference call time and use the pass code 5726 9929. International callers should dial
+1-617-213-8050 and use the pass code 5726 9929.

The live internet webcast of the conference call can be accessed on the investor relations section of ATA’s website at www.ata.net.cn. To listen to the webcast, please go to ATA’s website at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website (www.ata.net.cn) and will remain available for 90 days.

A telephone replay of the call will be available from August 10, 2010 at 12:00 noon EDT, through August 17, 2010. To access the replay, please dial 1-888-286-8010 and enter the pass code 2994 4205; international callers please dial +1-617-801-6888 and enter the pass code 2994 4205.

About ATA Inc.

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests, based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.

ATA’s test center network comprised 2,002 authorized test centers located throughout China as of June 30, 2010. The Company believes it has the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure, and cost-effective manner.

ATA has delivered more than 35.8 million tests, including more than 25.8 million billable tests, since ATA started operating in 1999. During a single weekend in May 2010, using its test delivery platform, ATA delivered tests to approximately 639,000 test takers for the Securities Association of China.

For further information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should, “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal second quarter ending September 30, 2010 and fiscal year ending March 31, 2011, statements regarding market trends, the potential growth and success of the Company’s TOEIC, HR Select and other businesses, the Company’s potential business related to the program for testing security guards in China, and the future overall operating performance of the Company.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2010, and other filings ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2010.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for the fiscal first quarter 2011 into U.S. dollars is included solely for the convenience of readers and has been made at the rate of RMB 6.7815 to US$ 1.00, the noon buying rate as of June 30, 2010 in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expenses and foreign currency exchange gain (loss) and basic and diluted earnings per common share and ADS excluding share-based compensation expenses and foreign currency exchange gain (loss).

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release.

ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance and liquidity by excluding share-based compensation expenses and foreign currency exchange gain (loss), which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

A limitation of using non-GAAP net income excluding share-based compensation expenses and basic and diluted earnings per common share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2010	2010	2010

	RMB	RMB	USD

ASSETS
Current assets:
Cash	213,874,252	219,082,287	32,305,874
Accounts receivable, net	82,900,060	88,837,158	13,099,927
Inventories	2,115,220	2,088,110	307,913
Prepaid expenses and other current assets	10,184,165	7,624,821	1,124,357

Total current assets	309,073,697	317,632,376	46,838,071

Property and equipment, net	70,328,064	69,295,034	10,218,246
Goodwill	23,422,850	23,422,850	3,453,933
Intangible assets, net	23,206,591	22,509,673	3,319,276
Other assets	2,471,898	2,654,772	391,473

Total assets	428,503,100	435,514,705	64,220,999

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	52,385,674	57,022,799	8,408,582
Deferred revenues	25,837,229	18,626,439	2,746,655

Total current liabilities	78,222,903	75,649,238	11,155,237

Deferred revenues	4,673,805	4,623,079	681,719
Deferred tax liabilities	131,524	131,524	19,395

Total liabilities	83,028,232	80,403,841	11,856,351

Shareholders’ equity:
Common shares	3,418,709	3,418,709	504,123
Receivable from shareholders	—	—	—
Additional paid-in capital	485,907,507	487,386,876	71,870,069
Accumulated other comprehensive loss	(16,399,334)	(17,192,911)	(2,535,267)
Accumulated deficit	(127,452,014)	(118,501,810)	(17,474,277)

Total shareholders’ equity	345,474,868	355,110,864	52,364,648

Total liabilities and shareholders’ equity	428,503,100	435,514,705	64,220,999

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2009	2010	2010

	RMB	RMB	USD

Net revenues	79,802,924	85,032,690	12,538,921
Testing services	63,651,285	73,285,501	10,806,680
Test-based educational services	9,293,623	7,980,621	1,176,822
Test preparation and training solutions	1,549,421	1,188,930	175,320
Other revenue	5,308,595	2,577,638	380,099
Cost of revenues	35,198,516	41,194,080	6,074,479

Gross profit	44,604,408	43,838,610	6,464,442

Operating expenses:
Research and development	5,768,559	6,137,771	905,076
Sales and marketing	8,399,617	12,474,657	1,839,513
General and administrative	14,926,414	14,045,766	2,071,189

Total operating expenses	29,094,590	32,658,194	4,815,778

Income from operations	15,509,818	11,180,416	1,648,664
Interest income	179,902	190,051	28,025
Foreign currency exchange (loss), net	(169,731)	(13,060)	(1,926)

Earnings before income taxes	15,519,989	11,357,407	1,674,763

Income tax (expense)	(2,829,740)	(2,407,203)	(354,966)

Net income	12,690,249	8,950,204	1,319,797

Basic and diluted earnings per common share	0.28	0.20	0.03

Basic and diluted earnings per ADS	0.56	0.40	0.06

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	June 30,	June 30,
	2009	2010

	RMB	RMB

GAAP net income	12,690,249	8,950,204
Share-based compensation expenses	1,277,956	1,479,368
Foreign currency exchange losses	169,731	13,060
Non-GAAP net income	14,137,936	10,442,632

GAAP earnings per common share:
Basic	0.28	0.20
Basic
Diluted	0.28	0.20
Non-GAAP earnings per common share:
Basic	0.31	0.23
Diluted	0.31	0.23